



SEC   **05038049**   ISSION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

FEB 2 8 2005

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____January 1, 2004____ AND ENDING____December 31, 2004____

           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALTURA, NELSON & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

____2333 San Ramon Valley Blvd., Suite 390____

                            (No. and Street)

San Ramon	CA	94583
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
____Shelley G. Altura____   (925) 831-0600____

                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____PricewaterhouseCoopers LLP____

               (Name – *if individual, state last, first, middle name*)

333 Market Street	San Francisco	CA	94105-2119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

   ☒ Certified Public Accountant

   ☐ Public Accountant

   ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 7 2005

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____ Shelley G. Altura _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Altura, Nelson & Co., Inc. _____ , as of _____ December 31 _____ , 20 _04_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ No exceptions _____

_____

_____

_____
Signature

_____ Chief Executive Officer _____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Altura, Nelson & Co., Incorporated

Statement of Financial Condition
December 31, 2004



PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors

To the Board of Directors and Stockholders of
Altura, Nelson & Co., Incorporated

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Altura, Nelson & Co., Incorporated (the "Company") at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 11, 2005

Altura, Nelson & Co., Incorporated
Statement of Financial Condition
December 31, 2004

Assets

Cash and cash equivalents	$ 453,538
Due from employees	49,093
Prepaid expenses and other assets	20,280
Fixed assets, net	6,921
Deferred tax benefit	5,327
Total assets	$ 535,159

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$ 33,796
Total liabilities	33,796

Commitments (Note 7)

Stockholders' equity

Common stock, no par value, 100,000 shares authorized; 1,250 shares issued and outstanding	240,000
Retained earnings	261,363
Total stockholders' equity	501,363
Total liabilities and stockholders' equity	$ 535,159

The accompanying notes are an integral part of this financial statement.

Altura, Nelson & Co., Incorporated
Notes to Statement of Financial Condition
December 31, 2004

1. **Organization**

   Altura, Nelson & Co., Incorporated (the "Company"), a California corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company renders broker-dealer services related to the sale and underwriting of municipal bonds and provides financial advice to municipalities. As such, the Company is dependent upon this specific market segment. All securities transactions are cleared through another broker-dealer on a fully-disclosed basis.

2. **Summary of Significant Accounting Policies**

   Cash Equivalents
   The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

   Fixed Assets
   Fixed assets include furniture and equipment and are stated at cost less accumulated depreciation. Depreciation of computers, furniture and equipment is computed using the straight-line method over their estimated useful lives of five years.

   Financial Instruments
   The company does not enter into forwards, swaps, futures or other derivative product transactions that result in off-balance sheet risk. The carrying amounts of other financial instruments recorded in the statement of financial condition (which include cash, receivables and payables) approximate fair value at December 31, 2004.

   Income Taxes
   The Company's method of accounting for income taxes is an asset and liability approach. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

   Revenue Recognition
   Underwriting income is reflected on a gross basis and arises from municipal securities offerings in which the Company acts as an underwriter. Revenue is recorded at the time the underwriting is settled. Securities transactions are recorded on a trade date basis.

   Underwriting revenue is shown net of costs of issuance associated with this financing. During the year the Company paid costs of issuance on one bond issue pursuant to the bond purchase agreement between the issuer and the underwriter (the Company). These costs represent legal, ratings, bond insurance and offer fees associated with the issuance of the bonds.

   Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Altura, Nelson & Co., Incorporated
Notes to Statement of Financial Condition
December 31, 2004

3. **Profit Sharing Plan**

Effective January 1, 1985, the Company adopted a profit sharing plan ("the Plan") which covers substantially all of the Company's employees who meet age and service requirements.

Contributions to the Plan are made at the discretion of the Board of Directors and are allocated to eligible employees based on compensation. For the year ended December 31, 2004, the Board of Directors did not authorize a contribution to the Plan.

4. **Regulatory Requirement**

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate in indebtedness, as defined. SEC Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $419,742, which was $319,742 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.08 to 1.

All customer transactions are cleared through another broker-dealer on a fully disclosed basis, and as such, the Company is exempt from the provisions of SEC Rule 15c3-3.

5. **Risks and Uncertainties**

The Company is engaged in brokerage activities with its clearing broker and other counterparties which primarily consist of institutional investors and other broker dealers. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company has agreed to indemnify its clearing broker for credit losses that the clearing broker may sustain from the customer accounts introduced by the Company. In the event customers fail to satisfy their obligations, the company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers obligations.

6. **Commitments**

The Company leases office space and certain equipment under noncancelable operating leases which expire through 2006. At December 31, 2004, future minimum rental payments related to these noncancelable operating leases are as follows:

Years Ended December 31,	
2005	$ 41,626
2006	16,318
	$ 57,944

Altura, Nelson & Co., Incorporated
Notes to Statement of Financial Condition
December 31, 2004

7. **Guarantees**

   The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

   As a right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2004, the Company has not recorded any liability with regard to this right.

   In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

8. **Related Party Transactions**

   During the year, the Company paid for expenses on behalf of the shareholders. As of December 31, 2004, the balance due to the Company from the shareholders is $49,903.